SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

The

Securities Commission (CVM)

Rua Sete de Setembro, nº 111, 33º andar

Centro - Rio de Janeiro / RJ

Att.:    Mr. Guilherme Rocha Lopes

Business Monitoring Manager 2

Ref .:   Official Letter No. 24/2019 / CVM / SEP / GEA-2, dated February 6, 2019, requesting clarification on the Notice to the Market.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in accordance with the above-mentioned letter, which contents of the query are transcribed below, present the clarifications requested:

"We refer to Official Letter 20/2019/CVM/SEP/GEA-2, as well as to the Notice to the Market of 02.05.2019.

2. With regard to the decommissioning and subsequent revegetation of the Casa de Pedra Dam, CSN stated that "The decommissioning and subsequent revegetation of the Casa de Pedra Dam are natural consequences of dry stacking process; however, it is a long-term project and process, so it is not the case of disclosure of material fact at this time. "

3. On this matter, we request that you make it clear whether the Company intends to carry out the decommissioning and subsequent revegetation of the Casa de Pedra Dam, detailing the main, albeit preliminary, information regarding estimates of deadlines and amounts involved."

The Company clarifies that decommissioning takes place in several technical stages and is a natural consequence of the dry stacking process, already initiated by CSN Mineração in 2016, when it installed the processes of magnetic separation and filtering of tailings from the Casa de Pedra Dam. However, it is premature to disclose any deadline/value, albeit in a preliminary way, since the next steps are still undergoing technical review due to the complexity of the entire process.

CSN Mineração strictly complies with applicable environmental legislation and has all valid environmental licenses for the disposal and management of tailings in its dam.

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

We are available for any further clarification that may be required.

São Paulo, February 7, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.